March 17, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Office of Industrial Applications and Services

Re:	Withdrawal of Acceleration Request of Mangoceuticals, Inc.
Registration Statement on Form S-1
File No. 333-269240

Attention:	Mr. Jimmy McNamara
Mr. Joe McCann

Withdrawal of Acceleration Request

Mr. McNamara:

Reference is made to our letter, filed as correspondence via EDGAR on March 14, 2023, in which the undersigned registrant, Mangoceuticals, Inc., a Texas corporation (the “Company”), requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to Thursday, March 16, 2023, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Sincerely,

/s/ Jacob Cohen
Jacob Cohen
Chief Executive Officer